SMIC Sets up Regional Headquarters in Shanghai

SHANGHAI, Dec. 8, 2015 /PRNewswire/ — Semiconductor Manufacturing International Corporation (“SMIC”) (NYSE: SMI; SEHK: 981), China’s largest and most advanced semiconductor foundry, announces that its subsidiary company SMIC Holdings Corporation (SMIC Holdings), obtained approval from the Shanghai municipal government to set up its regional headquarters in Shanghai. The headquarters will assume the role of overseeing the management functions in the Mainland China region. On XXth November, SMIC Holdings and Zhangjiang Semiconductor Industry Park reached an agreement, and will purchase an area located in Building 1, Zhangdong Business Center at the Zhangdong road in Pudong New Area.

SMIC Holdings was established as part of SMIC’s integrated strategy to lay the foundation for its long term development. SMIC Holdings will use the regional headquarters to improve the sharing of company resources and workflow. This will increase efficiency in the company’s decision making, management capabilities and reduce operational costs.

“The establishment of our regional headquarters is part of SMIC’s development strategy.” Dr. Gao Yonggang, the Executive Vice President of Strategic Planning and an Executive Director of SMIC said: “SMIC was founded in Shanghai, so when choosing this city as our regional headquarters, the historical attachment, unique location, developed infrastructure etc. were all taken into account. SMIC Holdings will be in charge of running the headquarters, efficiently integrate the company’s external and internal resources, exert an industrial agglomeration effect to better SMIC and promote China’s IC industry development.

About SMIC
Semiconductor Manufacturing International Corporation (“SMIC”) (NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in mainland China. SMIC provides integrated circuit (IC) foundry and technology services at 0.35-micron to 28-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and a 200mm mega-fab in Shanghai; a 300mm mega-fab and a second majority owned 300mm fab under development for advance nodes in Beijing; and 200mm fabs in Tianjin and Shenzhen. SMIC also has marketing and customer service offices in the U.S., Europe, Japan, and Taiwan, and a representative office in Hong Kong. For more information, please visit www.smics.com.

Safe Harbor Statements

(Under the Private Securities Litigation Reform Act of 1995)

This document contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, financial stability in end markets and intensive intellectual property litigation in high tech industry.

In addition to the information contained in this document, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 28, 2015, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this document may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this document.

SMIC Contact Information:
English Media
Michael Cheung
Tel: +86-21-3861-0000 x16812
Email: Michael—Cheung@smics.com

Chinese Media
Jane Tang
Tel: +86-21-3861-0000 x10088
Email: Jane—Tang@smics.com

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